Exhibit 99.2
PRESS RELEASE DATED MARCH 20, 2006 ISSUED BY TELENOR ASA

Telenor Proposes that VimpelCom Acquire Kyivstar for Cash

(Fornebu, Norway, Moscow, Russia and Kyiv, Ukraine – 20 March 2006) Telenor today proposed that Russian mobile operator VimpelCom acquire 100% of Ukrainian mobile operator Kyivstar for cash. Telenor believes that if the transaction is completed as proposed, it will be beneficial for Kyivstar, VimpelCom and VimpelCom’s shareholders, as well as for Telenor’s shareholders, and will create a framework for ending Alfa’s attacks on Telenor’s ownership interests in VimpelCom and Kyivstar.

“We have today presented a forward looking proposal that, if implemented on the terms proposed, would enable VimpelCom to continue on its path of growth in Russia and the CIS and allow Kyivstar to be part of that growth,” said Telenor Executive Vice President and Head of Eastern/ Central Europe, Jan Edvard Thygesen. “However, we are not prepared to sell Kyivstar to VimpelCom unless there is a structure in place that will ensure that Alfa’s attacks will end.”
Telenor’s proposal is a response to VimpelCom’s February 8 proposal that VimpelCom acquire Kyivstar for US$5 billion in VimpelCom shares. Telenor has proposed that VimpelCom acquire Kyivstar for not less than US$5 billion in cash, an alternative that VimpelCom CEO Alexander Izosimov indicated was a possibility in his conference call with analysts on February 14. Telenor has set a deadline of March 31 for indications from VimpelCom and Alfa of their intent to pursue discussions concerning Telenor’s proposal.
One of the principal conditions of Telenor’s proposal is that Telenor and Alfa enter into an agreement providing for a market-based separation mechanism. If implemented and activated, this mechanism would permit the party placing the highest value on VimpelCom to make an offer to purchase all of the other party’s shares in VimpelCom, and would obligate the other party to sell all its shares in VimpelCom to the offering party. Such an arrangement could result in Telenor or Alfa holding a controlling stake in VimpelCom. Due to amendments to the Russian Joint Stock Company Law that will become effective on July 1, assuming Telenor and Alfa retain their current levels of ownership in VimpelCom, the acquiring party would be required to make a tender offer to all VimpelCom’s shareholders.
To ensure it can comply with the new mandatory tender offer requirements of the Joint Stock Company Law if the proposed separation mechanism is implemented and later triggered, Telenor has today filed an amendment to its existing application to the Federal Antimonopoly Service of the Russian Federation that, if approved, would permit Telenor to acquire up to 100% of VimpelCom.
“Telenor has consistently supported a transaction involving VimpelCom and Kyivstar, but only if it makes business sense and the corporate governance of the combined entity is assured going forward,” said Thygesen. “Our proposal is designed to ensure these requirements are met and, if implemented as proposed, would establish a basis for ending Alfa’s attacks on Telenor’s ownership interests in VimpelCom and Kyivstar. Telenor has been an investor in the Russian telecommunications sector since 1992, and our preference is to remain a long-term industrial investor in VimpelCom.”
For further information, contact:
Kai Rosenberg, Vice President Corporate Communications, Telenor ASA, tel: (+47) 915 54 357. E-mail: kai.rosenberg@telenor.com
Kjell Morten Johnsen, Head of Telenor Russia, tel: (+47) 907 39 887. E-mail: kjell-morten.johnsen@telenor.com
Forward-Looking Statements
This press release contains “forward-looking statements”, as such phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the consummation of the proposed acquisition of Kyivstar by VimpelCom on the terms described in this press release (the “Proposed Transaction”) and the potential benefits that may result from the Proposed Transaction. There can be no assurance that the Proposed Transaction will be consummated or that, if consummated, the expected benefits from the Proposed Transaction will be realized. The Proposed Transaction involves risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor ASA (“Telenor”). The words “believe”, “will”, “may”, “could”, “should”, “would” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. The actual outcome may differ materially from these statements as a result of developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and Ukraine and general economic developments in Russia and Ukraine, and other factors, including the parties’ ability to obtain the governmental and regulatory approvals in Russia and Ukraine that are required to complete the Proposed Transaction and VimpelCom’s ability to successfully integrate Kyivstar into the VimpelCom Group and the extent and timing of VimpelCom’s ability to realize synergies from the Proposed Transaction. Telenor disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
Telenor has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Telenor’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as Telenor’s and VimpelCom’s respective filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).